Issuer Free Writing Prospectus dated April 16, 2019

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus dated April 16, 2019

Registration Statement No. 333-230428

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 16, 2019 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-230428) relating to these securities. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1595893/000119312519107113/d664795ds1a.htm

References to “we,” “us,” “our,” and “the Company” refer to Turning Point Therapeutics, Inc. The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer:	Turning Point Therapeutics, Inc.

Nasdaq Global Market symbol:	TPTX

Common stock offered by us:	9,250,000 shares

Underwriters’ option to purchase additional shares:	1,387,500 shares

Initial public offering price:	$18.00 per share

Use of proceeds:	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $152.1 million, or approximately $175.4 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Common stock to be outstanding after this offering:	29,654,710 shares (or 31,042,210 shares if the underwriters exercise their option to purchase additional shares in full).

Stock-based compensation:	We have retrospectively reassessed, solely for financial accounting purposes, our common stock fair value related to stock options granted in the fourth quarter of 2018 to take into account the proximity of such grants to the organizational meeting for our initial public offering and to further take into account the probability of completing a successful initial public offering in 2019. As a result, the additional stock-based compensation expense for the year ended December 31, 2018 would have been approximately $0.5 million. The additional stock-based compensation expense resulting from the reassessment will increase total unamortized stock-based compensation expense by approximately $7.5 million, resulting in approximately $18.2 million of total unamortized stock-based compensation expense as of December 31, 2018 to be amortized as expense over a weighted-average period of 3.6 years. On February 20, 2019, we granted options to purchase 757,031 shares of common stock to employees of the Company. One-fourth of the shares subject to each option grant shall vest on the one-year anniversary of the date of grant with the remainder vesting in equal monthly installments for 36 months thereafter. The total compensation expense for these unvested options is expected to be approximately $10.4 million and recognized over a service term of four years. The intrinsic value of all outstanding stock options as of December 31, 2018 plus the stock options granted in February 2019 was approximately $56.9 million based on the initial public offering price of $18.00 per share. In connection with the reassessment of our common stock fair value related to stock options, we have also reassessed the total compensation awarded to, earned by or paid to our named executive officers and directors during 2018. Please refer to the complete summary compensation table and director compensation table included in the Preliminary Prospectus.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates, which was declared effective by the SEC on April 16, 2019. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com; SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 1-800-808-7525, ext. 6132 or by email at syndicate@svbleerink.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com.